Moody National REIT II, Inc.

6363 Woodway Drive, Suite 110

Houston, Texas 77057

January 16, 2015

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn:   Jerard Gibson

Re:

Moody National REIT II, Inc. (the “Company”)

Registration Statement on Form S-11 (File No. 333-198305) (the “Registration Statement”)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 1:00 p.m., Eastern Standard Time, on Tuesday, January 20, 2015 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

In connection with the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, the Company hereby represents and acknowledges the following: (1) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Moody National REIT II, Inc.

By:	/s/ Brett C. Moody
Brett C. Moody
Chairman of the Board, Chief Executive Officer and President

cc:

Rosemarie A. Thurston, Alston & Bird LLP

Gustav F. Bahn, Alston & Bird LLP